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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 2)*

                            TALLEY INDUSTRIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  874687 10 6
                          ---------------------------
                                 (CUSIP Number)

  PATRICK J. GILMARTIN, ONE WILLIAM STREET, NEW YORK, NY 10004 (212) 425-3220
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 7, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------                                         ------------------
CUSIP NO. 874687-10-6                                         Page 2 of 50 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JOHN J. MCMULLEN ###-##-####

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     / /
    ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         1,905,849
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON            1,905,849
     WITH          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,905,849
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      15.94
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


---------------------                                         ------------------
CUSIP NO. 874687-10-6                                         Page 3 of 50 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FIRST INTERSTATE BANK OF ARIZONA, N.A.

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                         (b) / /

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO     / /
    ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

   NUMBER OF       -------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY         1,905,849
   OWNED BY        -------------------------------------------------------------
EACH REPORTING     9  SOLE DISPOSITIVE POWER
    PERSON
     WITH          -------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,905,849
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      15.94
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
                                (Amendment No. 2)

         This Amendment No. 2 restates and amends in its entirety the joint statement of John J. McMullen ("JJM") and First Interstate Bank of Arizona, N.A. ("First Interstate" or the "Trustee") on Schedule 13D dated March 17, 1988, as amended by Amendment No. 1 dated May 9, 1990.

ITEM 1.  SECURITY AND ISSUER.

         The security is Common Stock ($1.00 par value) of the issuer.

         The name and principal executive office of the issuer are:

         Talley Industries, Inc.
         2702 N. 44th Street, 100A
         Phoenix, Arizona  85008

ITEM 2.  IDENTITY AND BACKGROUND.

         The individual filing this report is JJM, whose address is: 9204 Sloane Street, Orlando, Florida 32827. His present principal occupation is as an investor, including the direct and indirect oversight of a number of operating businesses he owns in whole or in major part. JJM is a citizen of the United States.

         First Interstate is a national banking association and serves as the trustee under the below-described "Voting Trust Agreement." The following information is furnished for said national banking association:

         Name:                             First Interstate Bank
                                            of Arizona, N.A.

         Principal Business:               Banking

         Address of Principal              100 W. Washington
           Business and Principal          Phoenix, Arizona  85003
           Offices:

         First Interstate Bank of Arizona, N.A. previously was one of the issuer's principal bank lenders.

         The following information is furnished for the directors of First Interstate Bank of Arizona, N.A.:

                     FIRST INTERSTATE BANK OF ARIZONA, N.A.

                                    DIRECTORS

(1) William J. Bogaard: EVP and General Counsel, First Interstate Bancorp, 311 Congress Place, Pasadena, CA 91105

(2)      Leroy E. Gardner: 14949 LaCumbre Drive, Pacific Palisades, CA 90272

(3) Robert E. Greene: EVP, Credit Administration, First Interstate Bancorp, 9502 Lemon Street, Villa Park, CA 92667

(4) Steven L. Scheid: SVP, Corporate Planning & Analysis, 5476 East Lupine Avenue, Scottsdale, AZ 85254

(5) William E. B. Siart: CEO First Interstate Bancorp, 266 Toyopa Drive, Pacific Palisades, CA 90272

         The following information is furnished for the executive officers of First Interstate Bank of Arizona, N.A.:

                     FIRST INTERSTATE BANK OF ARIZONA, N.A.

                               EXECUTIVE OFFICERS

(1) Jeffrey P. Anderson: EVP, Commercial Banking, 9690 North 57th Street, Paradise, Valley, AZ 85253

(2) James D. Bruner: EVP, Trust and Private Client Services, 11649 North Miller Road, Scottsdale, AZ 85260

(3) Michael J. Clabby: EVP, Credit Administration, 10889 North 75th Place, Scottsdale, AZ 85260

(4)      Teresa M. Dunaway: SVP, SW Region Finance, 4612 East Onyx, Phoenix, AZ
         85028

(5) John S. Lewis: CEO, SW Region Administration, 10865 East El Rancho Drive, Scottsdale, AZ 85259

(6) Thomas N. Slonaker: EVP, First Interstate Capital Management Group Administration, 6740 East Maverick Road, Paradise Valley, AZ 85253

         First Interstate Bancorp, a Delaware corporation with its principal business address and principal offices at 707 Wilshire Boulevard, Los Angeles, California 90017, is the sole shareholder and controlling person of First Interstate Bank of Arizona, N.A. The following information is furnished for First Interstate Bancorp and each of its directors and executive officers:

                            FIRST INTERSTATE BANCORP
                   (sole shareholder and controlling person of
                     First Interstate Bank of Arizona, N.A.)

                                    DIRECTORS

(1) John E. Bryson: Chairman and Chief Executive Officer, Southern California Edison Company, 2244 Walnut Grove Avenue, Rosemead, CA 91770

(2) Edward M. Carson: Chairman and Chief Executive Officer, Retired, First Interstate Bancorp, 633 West Fifth Street, T71-1, Los Angeles, CA 90071

(3) Dr. Jewel Plummer Cobb: President Emeritus and Trustee Professor, California State University, Fullerton, 5151 State University Drive, Room 819, Los Angeles, CA 90032-8500

(4) Ralph P. Davidson: Former Chairman, The John F. Kennedy Center for the Performing Arts, 4524 Garfield Street, N.W., Washington, DC 20007

(5) Myron DuBain: Chairman and Chief Executive Officer, Retired, Fireman's Fund Insurance Company, c/o Bay Isle Financial Group, 180 Montgomery Street, Suite 1240, San Francisco, CA 94104

(6) Don C. Frisbee: Chairman Emeritus, PacifiCorp, 1500 S.W. First Avenue, Crown Plaza, Suite 1005, Portland, OR 97201

(7) George M. Keller: Chairman and Chief Executive Officer, Retired, Chevron Corporation, 555 Market Street, Suite 1429, San Francisco, CA 94105

(8) Harold M. Messmer, Jr.: Chairman, President and Chief Executive Officer, Robert Half International Inc., 2884 Sand Hill Road, Menlo Park, CA 94025

(9) Dr. William F. Miller: Professor of Public & Private Management, Stanford University, Littlefield Center, GSB 317, Stanford, CA 94305-5015

(10) William S. Randall: President, First Interstate Bancorp, c/o 7501 East McCormick Parkway, Scottsdale, AZ 85258

(11) Dr. Steven B. Sample: President, University of Southern California, University Park - ADM 110, Los Angeles, CA 90089-0012

(12) Forrest N. Shumway: Former Vice Chairman and Chairman of the Executive Committee, Allied-Signal, Inc., 9171 Towne Centre Drive, Suite 410, San Diego, CA 92122

(13) William E. B. Siart: Chairman and Chief Executive Officer, First Interstate Bancorp, 633 West Fifth Street, T72-1, Los Angeles, CA 90071

(14) Richard J. Stegemeier: Chairman Emeritus, Unocal Corporation, 376 S. Valencia Avenue, Room 344, Brea, CA 92621

(15) Daniel M. Tellep: Chairman and Chief Executive Officer, Lockheed Martin Corporation, 6801 Rockledge Drive, Bethesda, MD 20817

                               EXECUTIVE OFFICERS

(1) William E. B. Siart: Chairman & Chief Executive Officer, 633 West Fifth Street, Los Angeles, CA 90071

(2) William S. Randall: President, First Interstate Bancorp, 7501 East McCormick Parkway, 2nd Floor - South Court, Scottsdale, AZ 85258

(3) Bruce G. Willison: Vice Chairman and Manager, Corporate/Commercial Banking and Institutional and Corporate Trust/Trust Operations, and Chairman, President & CEO, First Interstate Bank of California, 707 Wilshire Boulevard, Los Angeles, CA 90017

(4) Linnet F. Deily: Manager, Retail Banking and Personal Trust and Private Client Services, and Chairman, President & CEO, First Interstate Bank of Texas, N.A., 1000 Louisiana, Houston, TX 77002

(5) David S. Belles: Executive Vice President & Controller, First Interstate Bank, 7501 East McCormick Parkway, 2nd Floor - South Court, Scottsdale, AZ 85258

(6) William J. Bogaard: Executive Vice President & General Counsel, 633 West Fifth Street, Los Angeles, CA 90071

(7) Theodore F. Craver, Jr.: Executive Vice President & Treasurer, 633 West Fifth Street, Los Angeles, CA 90071

(8) Daniel R. Eitingon: Executive Vice President, Technology Banking, First Interstate Bank, 7501 East McCormick Parkway, 2nd Floor - South Court, Scottsdale, AZ 85258

(9) Lillian R. Gorman: Executive Vice President, Human Resources, 633 West Fifth Street, Los Angeles, CA 90071

(10) Robert E. Greene: Executive Vice President & Chief Credit Officer, 633 West Fifth Street, Los Angeles, CA 90071

(11) Steven L. Scheid: Executive Vice President, Financial Planning & Analysis [and Principal Financial Officer], First Interstate Bank, 7501 East McCormick Parkway, 2nd Floor - South Court, Scottsdale, AZ 85258

(12) Richard W. Tappey: Executive Vice President, Banking Services, 707 Wilshire Boulevard, Los Angeles, CA 90017

Note: All of the above-listed Directors and Executive Officers of First Interstate Bancorp are U.S. citizens.

         Neither JJM, nor First Interstate, nor any of its executive officers or directors, nor First Interstate Bancorp, sole shareholder and controlling person of First Interstate Bank of Arizona, N.A., or any of its executive officers or directors has during the last five years been convicted in any criminal proceeding, or been a party to any civil proceeding which resulted in any judgment, decree or final order against such corporation or person or to which such corporation or person is subject, enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The securities originally acquired by JJM on February 29, 1988 (and the subject of the original Schedule 13D filing) were issued to him by the issuer in consideration for the issuer acquiring from JJM 100% of the voting securities of McMullen Holdings Inc., a Delaware corporation ("MHI"), which acquisition by the issuer occurred through the merger of MHI with a wholly-owned subsidiary of the issuer.

         In connection with JJM's acquisition of voting securities of the issuer, JJM, the issuer and First Interstate entered into a voting trust agreement under which First Interstate acquired the power to vote such securities subject to the terms and conditions of the voting trust agreement.

         First Interstate furnished no funds or other consideration in connection with such acquisition of the power to so vote the securities of the issuer acquired by JJM in the February 29, 1988 transaction.

         Pursuant to the amendment and restatement of the voting trust agreement dated February 7, 1996 and described under Item 4 below, the Series D Cumulative

Convertible Preferred Stock of issuer originally held under the voting trust agreement will soon be converted into Common Stock of the issuer, and additional shares of such Common Stock will be issued to the Trustee under the voting trust agreement. That conversion and issuance will result in an aggregate of 1,905,849 shares of Common Stock held by the Trustee for the benefit of JJM under the voting trust agreement. First Interstate will furnish no funds or other consideration in connection with such acquisition of the power to so vote such 1,905,849 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the original February 29, 1988 acquisition of the securities of the issuer by JJM was for investment only. Subject to the fulfillment of certain earn-out conditions, JJM was entitled to acquire additional shares of Common or Series D Cumulative Convertible Preferred Stock of the issuer. Moreover, in connection with and as consideration for the acquisition of the securities of the issuer by JJM, the issuer acquired from JJM 100% of the voting securities of MHI through the merger of MHI into a wholly-owned subsidiary of the issuer.

         On February 7, 1996 JJM, the issuer and the Trustee amended and restated the Voting Trust Agreement in its entirety (as so amended and restated, the "Voting Trust Agreement"). The Voting Trust Agreement (among other things) provides that: (i) JJM instructs the Trustee to, and the Trustee will, convert all shares of the Series D Cumulative Convertible Preferred Stock of the issuer theretofore held by the Trustee under the Voting Trust Agreement into 1,202,930 shares of Common Stock of the issuer to be held under the Voting Trust Agreement for the benefit of JJM; (ii) the issuer will issue an additional 702,919 shares of Common Stock to the Trustee under the Voting Trust Agreement to be held for the benefit of JJM; and (iii) the term of the Voting Trust Agreement is extended until March 1, 2001, and various other provisions of the Voting Trust Agreement are amended. The aggregate of 1,905,849 shares of the issuer's Common Stock (the "Trust Stock") will be held for JJM's benefit under the Voting Trust Agreement as an investment only, although JJM presently intends to make certain gifts of Trust Stock and, from time to time, may make sales and other transfers of Trust Stock and/or voting trust certificates evidencing beneficial ownership of Trust Stock, all as contemplated and subject to the limitations set forth in the Voting Trust Agreement. JJM owns no other securities of the issuer beneficially or of record, and has no present intention to acquire any other such securities either beneficially or of record.

         Except as herein described, the undersigned have no plans or proposals (nor do any of the directors or executive officers of First Interstate Bank of Arizona, N.A.) which relate to or would result in:

                 i) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                 ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                 iii) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                 iv) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                 v) Any material change in the present capitalization or dividend policy of the issuer;

                 vi) Any other material change in the issuer's business or corporate structure;

                 vii) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                 viii) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                 ix) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                 x) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The securities of the issuer originally acquired by JJM and the subject of JJM's original 13D filing were 100,000 shares of Series D Cumulative Convertible Preferred Stock which were voting securities not registered pursuant to the Securities Exchange Act of 1934, but were convertible by JJM into Common Stock of the issuer at the rate of 10 shares of Common Stock for every one share of Series D Cumulative Convertible Preferred Stock.

         Under certain earn-out provisions related to JJM's original acquisition of the Series D Cumulative Convertible Preferred Stock, JJM later acquired additional shares of Series D Cumulative Convertible Preferred Stock such that JJM currently is the beneficial owner of 120,293 shares of Series D Cumulative Convertible Preferred Stock.

         All voting trust certificates for the Series D Cumulative Convertible Preferred Stock are currently pledged to Chemical Bank New Jersey as security for a loan to JJM which has a final maturity in November, 1998.

         In connection with JJM's original acquisition of the Series D Cumulative Convertible Preferred Stock, JJM, the issuer and the Trustee entered into a voting trust agreement on February 29, 1988. JJM, the issuer and the Trustee have now amended and restated said agreement (as referred to herein, the "Voting Trust Agreement") so that, among other things, it will expire on March 1, 2001, but is subject to early termination upon the occurrence of various events, as set forth in the Voting Trust Agreement.

         Under the terms of the Voting Trust Agreement, all of the 120,293 shares of Series D Cumulative Convertible Preferred Stock will be converted into 1,202,930 shares of Common Stock of the issuer. In addition, the issuer will issue an additional 702,919 shares of Common Stock to the Trustee. Giving effect to the foregoing, the total securities of the issuer held under the Voting Trust Agreement for the benefit of JJM will be 1,905,849 shares of the issuer's Common Stock.

         JJM has investment power over the securities held by the Trustee under the Voting Trust Agreement, subject to the restrictions on transfer and other limitations set forth in the Voting Trust Agreement. The Trustee has the power to vote such securities, subject to the restrictions and limitations set forth in the Voting Trust Agreement. Thus, JJM and the Trustee are each a beneficial owner of the securities held under the Voting Trust Agreement, as that term is defined in Rule 13d-3(a).

         In view of the foregoing, the following information is furnished with respect to the interest in securities of the issuer:

         (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 to be beneficially owned by each person named in
Item 2 is 1,905,849 shares of Common Stock, representing 15.94% of all then-outstanding securities in such class.

         (b) The Trustee under the Voting Trust Agreement referred to above has the power to vote all shares which it beneficially owns jointly with JJM, subject to the provisions of the Voting Trust Agreement. JJM has the sole power to dispose, or to direct the disposition, of all shares beneficially and jointly owned with the Trustee, subject to the provisions of the Voting Trust Agreement.

         (c) As described under Item 4 above, on February 7, 1996, JJM, the Trustee and the issuer amended and restated the Voting Trust Agreement. Therefore, the persons named in Item 2 have during the past sixty days agreed to the transactions described under Item 4 above, whereby JJM and the Trustee will acquire the beneficial ownership of an additional 702,919 shares of Common Stock of the issuer (in addition to the

1,202,930 shares of Common Stock beneficially owned by JJM and the Trustee prior to the transactions described under Item 4 above). The transactions were agreed to on February 7, 1996, and are expected to take effect within the next 10 days, subject to certain contingencies contained in the Voting Trust Agreement.

         (d) Aside from the right of Chemical Bank New Jersey to foreclose on the voting trust certificates if JJM defaults on his loan from Chemical Bank New Jersey, no person other than JJM and/or the Trustee has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, Trust Stock, all as provided in, and subject to the terms and conditions of, the Voting Trust Agreement.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The issuer, JJM and the Trustee amended and restated the Voting Trust Agreement in its entirety on February 7, 1996, to take effect upon the fulfillment of certain conditions contained in the Voting Trust Agreement. The descriptions of the Voting Trust Agreement contained in this Item 6 and elsewhere in this statement, including without limitation all descriptions of the provisions governing the voting of Trust Stock and the restrictions and limitations on the transfer or Trust Stock and beneficial ownership thereof, are not summaries of all of the terms and conditions of the Voting Trust Agreement, and reference should be made to the copy of the Voting Trust Agreement, filed as
Exhibit 4 hereto, for complete details of the terms and conditions of the Voting Trust Agreement. Said descriptions are qualified in their entirety by reference to that exhibit.

         The Voting Trust Agreement provides that the Trustee must vote all Trust Stock either in the same proportions as all other shares of the Common Stock are voted with respect to the particular matter, or as agreed upon by both the issuer and JJM (or, under certain circumstances, his successor in interest).

         The Voting Trust Agreement also restricts transfers of Trust Stock and voting trust certificates evidencing beneficial ownership of Trust Stock to defined "Permitted Transfers," including certain transfers to two specified institutions and limited open-market sales.

         JJM and the issuer also agreed to a five-year consulting agreement (the "Consulting Agreement") by and among Talley Manufacturing and Technology, Inc., a Delaware corporation (a wholly-owned subsidiary of the issuer; hereinafter, "Talley Manufacturing") and McMullen Consultants Inc., a Delaware corporation (wholly owned by JJM), attached as Exhibit 5. Pursuant to said agreement, JJM, through McMullen Consultants Inc., will serve as a consultant to JJM Associates, Inc., a wholly-owned subsidiary of Talley

Manufacturing ("JJMA"). In addition, the Board of Directors of JJMA has adopted a resolution naming JJM as the Chairman of JJMA with such duties as the Board of Directors of JJMA may from time to time determine. Such duties will not include executive functions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed herewith:

         EXHIBIT 4 Amended and Restated Voting Trust Agreement dated February 7, 1996 by and among the issuer, John J.
                                           McMullen and First Interstate Bank of
                                           Arizona, N.A., as Trustee

         EXHIBIT 5                         Consulting Agreement dated February
                                           7, 1996 by and among Talley
                                           Manufacturing and McMullen
                                           Consultants Inc.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 13, 1996

         John J. McMullen
         ----------------------------
         John J. McMullen

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 13, 1996

FIRST INTERSTATE BANK OF ARIZONA, N.A.

         By: Kathleen Jakubowicz
             ---------------------------
         Name: Kathleen Jakubowicz

         Title: Assistant Vice-President